China Bottles Inc.
Huang Luahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

December 2, 2008

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
China Bottles Inc. (f/k/a Hutton Holdings Corporation) (the “Company”)
Form 10-KSB for Fiscal Year Ended June 30, 2007
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2008
Form 8-K/A filed on August 21, 2008
File No. 0-51724

Dear Mr. Decker:

We transmit herewith for filing with the Securities and Exchange Commission one complete electronic version of each of the following reports: (1) the Company’s amended and restated Form 10-KSB for the fiscal year ended December 31, 2007 (the “December Form 10-KSB/A”); (2) the Company’s amended Form 10-QSB for the fiscal quarter ended March 31, 2008 (the “March Form 10-QSB/A”); (3) the Company’s amended Form 10-QSB for the fiscal quarter ended June 30, 2008 (the “June Form 10-QSB/A”); (4) the Company’s amended Form 10-QSB for the fiscal quarter ended September 30, 2007 (the “September Form 10-QSB/A”) and (5) the Company’s amended Form 8-K filed on August 21, 2008 (collectively, the “Amended Reports”). The Amended Reports respond to the comments set forth in various Staff Letters. In addition, the Company has responded to the Staff’s comment number 1 in its letter dated November 4, 2008 which includes additional details as requested by the Staff.

Form 10-K.SB/A for the Year Ended December 31, 2007

Financial Statements

Note 11- Income Taxes, page F-13

1.
We have read your response to comment four from our letter dated October 16, 2008. You indicate that there are no differences between the accounting and taxable income and expenses. It still remains unclear how you determined that there were no timing differences during the years ended December 31, 2007 and 2006. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please tell us how you determined that there were no temporary differences during the years ended December 31, 2007 and 2006. Please also provide us with a comprehensive explanation that explains why the items mentioned above do not create timing differences between accounting and taxable income. Refer to SFAS 109 and revise your disclosures accordingly.

Mr. Rufus Decker
December 2, 2008

The Company’s comprehensive explanation of the timing differences is set forth in the chart below:

	Chinese tax law	China Bottles Financial Reporting	Timing Difference
Bad Debt
Provision for allowance of doubtful accounts is allowed no more than 0.5% of the balances of accounts receivable. There were no bad debt provisions for tax purposes for the years ended Dec 31, 2007 and Dec 31, 2006
		Bad debts are expensed when deemed probable and reasonably estimated. There were bad debts $7,436 incurred for the year ended December 31, 2007 but none for December 31, 2006.	Timing difference of $7,436 for 2007 deemed immaterial.
Impairment of Assets Reserve	Other provisions of loss in other assets such as impairment of non-current assets are not allowed.	There were no impairments of long-lived assets for the year ended 31, 2007 and 2006.	No timing differences because no impairments for either book or tax.
Inventory valuation method	Inventory costs can be calculated using first in first out, or weighted average, or other allowed methods. Provisions of inventory write-down to net realisable value are not allowed.
Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Inventory costs are calculated using a weighted average method of accounting.
There were no writedowns for either book or tax during 2007 and 2006 and therefore no timing differences.
Depreciation
Depreciation usually uses straight-line method.
The useful lives of fixed assets should be no less than:
Building 10 years
Machinery and equipment 10 years
Appliance, tools, furniture and fixtures 5 years
Motor vehicles 5 years
Electronic equipment 3 years

The Group provides for depreciation of plant and equipment principally by use of the straight-line method for financial reporting purposes. Plant and equipment are depreciated to its residual value over the following estimated useful lives:
Building 10 years
Furniture and fixtures 5 years
Machinery and equipment 5 to 10 years
Motor vehicles 5 to 10 years
There were certain timing differences related to different useful lives for book and tax. Such timing differences for depreciation totaled less than $5000 for 2006 and less than $8,000 for 2007.
Amortization of intangibles	Amortization of intangible assets should use the straight-line method. The amortization period should be the lower of the valid period in laws or contract and the beneficial period.	The Group has no intangible assets.	No timing differences because no intangible assets recorded.

Mr. Rufus Decker
December 2, 2008

Based on the above analysis, the Company has concluded that while there were certain temporary differences during the years ended December 31, 2007 and 2006, such temporary differences were immaterial to the Company .

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any. action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA BOTTLES INC.

By:	/s/ Chong Hui Zhao
Chong Hui Zhao
Chief Financial Officer

cc: Ernest Greene